Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

NEWS RELEASE

Canarc Reviews Exploration Targets at FG Property, BC

Vancouver, Canada – November 14, 2016 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) provides an updated review of exploration targets on its recently optioned FG property. Canarc has an exclusive option to acquire up to a 75-per-cent interest from Eureka Resources Inc. in the FG gold property located approximately 100 kilometres (km) east of Williams Lake in central British Columbia.

Overview

The 10,400 hectare FG gold is located in the historic Cariboo gold district within the Quesnel Trough area of central British Columbia (view location map here).

The 7 million ounce (oz) Spanish Mountain gold deposit of Spanish Mountain Gold is located about 70 kms to the west-northwest of the FG property. ( The deposit contains a M&I Resource of 3,500,000 ounces of gold contained in 237,830,000 t at 0.46 g/t Au and an Inferred Resource of 3,500,000 ounces of gold contained in 310,970,000 tonnes at 0.35 g/t Au). Details of the gold resource can be found on SEDAR in the “Technical Report on Spanish Mountain Gold Deposit” dated April 25, 2014.

The 5 million oz Caribou Gold Project deposit of Barkerville Gold Mines is located approximately 100 kms northwest of the FG property. (The deposit contains the Cow Mountain Zone with an Indicated Resource of 2,800,000 ounces gold in 35,800,000 tonnes at 2.4 g/t Au and an Inferred Resource of 2,000,000 ounces gold in 27,500,000 tonnes at 2.3 g/t Au plus the Bonanza Ledge Zone with a M&I Resource of 102,000 ounces gold in 420,000 tonnes at 7.63 g/t Au and an Inferred Resource of 70,000 ounces gold in 280,000 tonnes at 7.78 g/t Au). Details of the gold resource can be found on SEDAR in the Cow Mountain NI43-101 Technical Report dated March 31, 2015.

The FG property has a historical estimate including a measured resource of 145,000 ounces gold contained in 5,600,000 tonnes at an avarge grade of 0.812 g/t Au, an indicated resource of 231,000 oz gold contained in 9,570,000 tonnes at an average grade of 0.755 g/t Au, and an inferred resource of 634,900 oz gold contained in 27,493,000 tonnes at an average grade of 0.718 g/t Au. Details of the gold resource can be found in “NI 43-101 Technical Report, Frasergold Exploration Project, Cariboo Mining Division, dated July 27, 2015” available on SEDAR or at the Eureka’s website. The resource is calculated using a cut-off grade of 0.5 g/t. This resource is an historical estimate and a qualified Canarc person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. A more detailed review of the data used in the resource estimate is needed to verify the historical estimate as current mineral resources or mineral reserves. As a result the historical estimate is not being treated as a current mineral resource.

Mineralization at FG occurs as coarse free gold and finer gold-bearing iron-sulfides disseminated with quartz veins, stringers, boudins and mullions in a broad mineralized shear zone conformable to bedding within deformed and metamorphosed Paleozoic sedimentary rocks of the Eureka Syncline.

 Extensive geological mapping, soil sampling, airborne EM and ground IP geophysical surveys were completed in the past by Eureka to identify a gold mineralized corridor along an interpreted strike length of over almost 10 km. Eureka has spent over $15.0-million on exploration since 1982.

Mineralized Zones and Exploration Targets

Airborne EM geophysical and soil gold geochemical anomalies clearly mark the location of the 10 km long mineralized shear zone (view prospects map here). The 1.0 km long Main zone carries most of the historic resource and appears to be offset to the northeast by faulting into the 1.0 km long Northwest Offset zone, then faulted back on trend along the 2.9 km long Northwest Extension zone. To the southeast, the Main Zone trends into the 1.3 km long Grouse Creek West and East zones, which also contribute to the historic resource, followed by the 2.9 km long Southeast Extension zone.

The Main (M) zone averages about 15.6 metres (m) thick and has been drilled to a vertical depth of 175 meters . The main opportunities to expand the M zone are by infill drilling to fill gaps in the resource block model and step out drilling at depth.

The most compelling exploration target to expand the resources is the Northwest Offset (NWO) zone. Previous drilling did not recognize the fault offsets in this area and the Airborne EM geophysical is untested here (view anomaly map here). No soil sampling covers this area due to the topographic low, boggy ground but interestingly, a gold anomaly does continue northwest along the original trend of the M zone suggesting two prospective areas within the NWO zone. The EM anomaly is completely untested by drilling and the gold target was only sparsely drilled with encouraging results.

Beyond the Northwest Offset zone is the Northwest Extension (NWE) zone, marked by coincident gold and EM anomalies. Uphill to the southwest of NWE, additional gold soil anomalies up to 18 grams per tonne (gpt) occur in the Eureka Bowl (EB) area and may represent a parallel mineralized shear zone. Both the NWE and EB zones are untested by drilling.

Mineralization is indicated by coincident gold and EM anomalies to the southeast from the M zone into the Grouse Creek West (GCW) and East (GCE) zones, then by EM only (no soil sampling yet) for the length of the Southeast Extension (SEE) zone. The GCW and GCE zones were previously drilled and contribute to the historic resource whereas the SEE is largely untested by drilling.

With the drill season in central BC now closed for winter, management intends to release its 2017 exploration program and budget for the FG project in January for a late spring start-up.

Qualified Person

Garry Biles, P. Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating or pre-production stage gold-silver-copper mines or properties in the Americas and further advancing its gold properties in north and central BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for the FG mineral property, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.